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                                                                          EX-1


  GBC NEWS                                      Contact: Paul J. Bors
                                                         Corporate Treasurer
                                                         (847) 291-6187



                          GBC ANNOUNCES SECOND QUARTER
                                EARNINGS OUTLOOK


     Northbrook, IL, June 22, 1998--General Binding Corporation (Nasdaq: GBND) said today that it expects its second quarter ending June 30, 1998 net income to be approximately $0.35 to $0.37 per share, approximately $0.08 - $0.10 per share below second quarter 1997 earnings of $0.45 per share diluted.

     Govi C. Reddy, president and chief executive officer, said that several factors have contributed to cause the expected reduction in earnings. According to Mr. Reddy, sales in the Company's Document Finishing Group experienced a temporary decline as a result of the specialization of its U.S. sales force completed at year end 1997. The group's sales in the second quarter showed improvement over sales in the first quarter, and the full benefits of the specialization program are expected to occur in the third quarter. He also said that GBC's European operations have been negatively affected by investments made to expand GBC's global business tenth major retailers.

     "We believe that the issues we are encountering in the second quarter are short-term," Mr. Reddy said. "Despite the slightly lower earnings in the second quarter, cash flow, as measured by EBITDA, is expected to increase by about 12%. And, we expect stronger performance through the remainder of the year resulting in net income for the year that would be approximately equal to or slightly better than last year's on a year-to-year, diluted basis.

     "GBC's dramatic growth during the past few years represents a major transformation for our company. By early-1999, we will have fully integrated our major acquisitions as previously planned, and we will be poised to benefit from the investments we have made," Mr. Reddy said.

     Mr. Reddy noted that, in addition to the costs associated with the sales force reorganization and the European investments, the Company continues to make significant expenditures related to its information systems for its European expansion and Year 2000 compliance. Further, three new U.S. manufacturing facilities are in their start-up phases and are

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not yet operating at peak efficiency levels.

     The Company also said that it is in final negotiations to sell its U.S. RingBinder division. Should the transaction be finalized during the second quarter, GBC will, as expected, also record a one-time charge related to the sale.

     GBC is an innovative global technology leader in document finishing, paper shredders, film lamination and visual communications products. GBC's products are marketed in over 115 countries under the GBC, Quartet, Ibico, VeloBind, Shredmaster, Bates, Sickinger, Pro-Tech, Fordigraph and U.S RingBinder names and are used in the commercial, business, education, home office and government markets.



     This press release includes forward-looking statements covered by the Private Securities Litigation Reform Act of 1995. These statements involve uncertainties and risks and there can be no assurance that actual results will not differ from the Company's expectations. The words "should", "believe", "anticipates", "plans", "may", "expects" and other expressions that indicate future events and trends identify forward-looking statements. Factors that could cause materially different results include, among other things, competition within the office products and lamination film products markets, effects of general economic conditions, issues associated with the integration of recently-acquired operations, the ability of the Company's distributors to successfully market and sell the Company's products and other risks described in the Company's filing with the Securities and Exchange Commission. The Company assumes no obligation to update its forward-looking statements.


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